UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

JANUARY 28, 2020

Date of Report: (Date of earliest event reported)

HEMP NATURALS, inc.

(Exact name of issuer as specified in its charter)

Delaware	47-5604166
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1000 5th Street, Suite 200

Miami Beach, Florida 33139

(Full mailing address of principal executive offices)

(347) 301-8431

(Issuer’s telephone number, including area code)

Common Stock, par value $.0001 per share

  Preferred Stock, par value $.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9.1 Other Events

On January 28, 2020, Hemp Naturals, Inc. (the "Company") pursuant to Section 141(f) of the Delaware General Corporation Law, as amended, which provides that any action required to be taken at a meeting of the board of directors may be taken without a meeting if all members of the board consent thereto in writing. In accordance with Section 228, any action to be taken at any special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in favor of the following action. Levi Jacobson being the sole board director and majority shareholder of the Company did hereby take, ratify, affirm, and approve the following Company action to amend and restate the certificate of incorporation in its entirety, (the “Amended and Restated Certificate of Incorporation”) that included and was not limited to increasing the authorized capital stock of the Company from 2,220,000,000 shares to 6,220,000,000 shares of which 6,200,000,000 shares, par value $0.0001 per share were designated common stock and 20,000,000 shares, par value $0.0001 per share were designated preferred stock. Five Million shares of preferred stock was designated as Series A Convertible preferred stock whereas holders thereof have voting rights of 5,000 votes for each share held of Series A Convertible stock that may be converted at the option of the holder thereof into one share of common stock. Holders of Series A Convertible preferred stock will vote with common stock holders as a single class on all corporate matters including the election of directors.

On January 28, 2020, the effective date, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. On January 28, 2020, the Company issued 1,000,000 shares of its Series A Convertible preferred stock to Mr. Levi Jacobson, our sole director for his continued efforts to further the business plan of the Company. Mr. Jacobson is the Company’s controlling shareholder.

The foregoing description of the Amended and Restated Certificate of Incorporation is not complete and is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation , a copy of which is filed as Exhibit 1U-2A, to this Current Report pursuant to Regulation A on Form 1-U and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1U-2A	Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMP NATURALS, INC.

By:	/s/ Levi Jacobson
Name:	Levi Jacobson
Title:	Chief Executive Officer

Date: January 29, 2020